UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

## FORM 8-K

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported):** **April 26, 2005**

# GS Financial Corp.

**(Exact Name of Registrant as Specified in its Charter)**

| Louisiana | 0-22269 | 72-1341014 |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**3798 Veterans Blvd.**
**Metairie, LA 70002**
**(Address of Principal Executive Offices)**

**(504) 457-6220**
**Registrant's Telephone Number, including area code**

**Not Applicable**
**(Former name or former address, if changed since last report)**

Check the appropriate box below it the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.14d-2(b))
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exhange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exhange Act (17 CFR 240.13e-4(c))

**Item 5.02**     **Results Of Operations And Financial Condition**

On April 26, 2005 Albert J. Zahn, Jr. was appointed Chairman of the Board of the Company and the Association.  A copy of the press release announcing Mr. Zahn's appointment was filed as Exhibit 99.1 and is incorporated herein by reference.

**Item 9.01**     **Financial Statements And Exhibits**

    a)  None

    b)  None

    c)  Exhibits.

        99.1     Press Release dated April 27, 2005


**SIGNATURE**


Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GS FINANCIAL CORP.**

Date:   April 29, 2005

By:    /s/ Ralph E. Weber
       Ralph E. Weber
       Interim President and Chief Executive Officer

**PRESS RELEASE** **FOR IMMEDIATE RELEASE**

**Contact:** Ralph E. Weber
**Telephone:** (504) 457-6220

**GS FINANCIAL CORP. ANNOUNCES THE APPOINTMENT OF ALBERT J. ZAHN, JR. AS CHAIRMAN**

Metairie, Louisiana - (April 27, 2005) - GS Financial Corp. (the “Company”) (Nasdaq/NMS: GSLA) and its subsidiary Guaranty Savings and Homestead Association (the “Association”), are pleased to announce that Albert J. Zahn, Jr., a member of the board of directors since 1992, was appointed chairman of the board. Mr. Zahn received the unanimous approval of the board at its meeting immediately following the shareholders’ meeting on April 26, 2005.

Mr. Zahn is a certified public accountant and President of the firm Al Zahn CPA, a professional accounting corporation in Mandeville, Louisiana. Mr. Zahn also serves as a member of theExecutive, Audit, Nominating and Corporate Governance and Compensation Committees.

Additionally, the board of directors declared a quarterly cash dividend of $.10 per share, payable to shareholders of record as of May 10, 2005, to be paid on May 25, 2005.

*This news release contains certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”*

*Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond the Company’s control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The Company’s reports filed from time-to-time with the Securities and Exchange Commission, including the Company’s Form 10-K for the year ended December 31, 2003, and its other periodic and current reports filed thereafter describe some of these factors.*

*Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.*